Part II, Item 6(b):

BCI has entered into an agreement with Operations and Compliance Network, LLC ("Ocean"), an affiliate of Nasdaq, under which Ocean will host, operate and support the technology platform for LX subject to the direction and oversight of BCI as the Broker Dealer Operator. Pursuant to the agreement, Ocean also provides certain support services related to BCI's compliance, surveillance, supervisory, recordkeeping and reporting obligations subject to the direction and oversight of BCI as the Broker Dealer Operator. Certain aspects of the services provided by Ocean to BCI utilize infrastructure and support services shared by Ocean and its affiliates. As the Broker Dealer Operator, BCI is responsible for the operation of LX in compliance with the federal securities laws. Ocean is responsible for carrying out the operation of LX and all aspects of Part III of the Form ATS-N with the exception of Items 6 (Co-location and Connectivity), 12 (Liquidity Providers), 15 (Display), 16 (Routing), 18 (Trading Outside of Regular Trading Hours), 19 (Fees), 22 (Clearance and Settlement), 24 (Order Display and Execution Access) and 25 (Fair Access). Certain of these enumerated functions do not apply to LX or are handled by BCI personnel.

The migration, further described below in Part III, Item 11(a), is planned to begin on ~~February~~ June 1, 2023 on a symbol-by-symbol basis. It is anticipated that all symbols will be migrated to the Ocean platform by ~~February 22~~ June 9, 2023. The tentative schedule of symbol transition is as follows: ~~February 1, 2023 – ZXZZT; February 7, 2023 – SHPW; February 13, 2023 – Symbols beginning with Q; February 14, 2023 – Symbols beginning with O, P, or R; February 15, 2023 – Symbols beginning with I, J, K, or L; February 16, 2023 – Symbols beginning with A, B, C, D, E, or F; February 17, 2023 – Symbols beginning with G, H, M, N, S, or T; February 22, 2023 – Symbols beginning with U, V, W, X, Y, or Z~~ June 1, 2023 – Symbols beginning with Q; June 5, 2023 – Symbols beginning with I, J, K, L, O, P, or R; June 9, 2023 – Symbols beginning with A, B, C, D, E, F, G, H, M, N, S, T, U, V, W, X, Y, or Z.

This rollout schedule is subject to change. The latest updates and up to date information on the migration of symbols are available at https://www.barx.com/eqdisclosures.html.

During the initial migration of the technology platform to Ocean, as discussed in Part I, Item 7, LX will be simultaneously located at both the Equinix NY5 and NY4 Data Centers in Secaucus, NJ. LX utilizes Equinix as the provider of the co-location services. While LX will be simultaneously located in both locations and operating on both platforms during the migration, each symbol available for trading will only be available on one or the other platform, based on the above noted symbol-by-symbol migration schedule; at no time will a symbol be simultaneously available for trading on both the Barclays-hosted and Ocean-hosted platforms. As discussed in Part III, Item 23, LX utilizes Exegy for market data for symbols traded on the Barclays technology platform during the migration to Ocean. Additionally, the Barclays platform has the ability to failover to market data feeds provided by the SIP. For symbols traded on the Ocean platform, direct market data fees are sourced as set forth in Part III, Item 23; for those markets were Ocean does not have direct market data feeds, Ocean utilizes the SIP for market data. Broadridge Business Process Outsourcing LLC ("Broadridge") provides clearance and settlement services for Barclays including in respect of executions that take place in LX as further described in Part III, Item 22.

Part III, Item 11(a):

LX is an NMS Stock ATS operated by Barclays Electronic Trading Department within Barclays' Equities business. LX offers matching services in all eligible NMS stocks. LX is a matching system that matches non-displayed orders based on an Effective Price/Tier/time priority methodology. LX supports Conditional Orders as described in Part III, Item 9 that allow Subscribers to place non-firm trading interests into LX for matching through a Firm-up process. LX establishes a non-displayed order book for each NMS stock available for matching that is comprised of all unexecuted Firm orders with a time in force of Day. The order book is further described in Part III, Items 11(c) and 15.

During the initial migration of the technology platform to Ocean, as discussed in Part I, Item 7, LX will be simultaneously located at both the Equinix NY5 and NY4 Data Centers in Secaucus, NJ, though symbols will only be available on one platform or the other as part of the symbol-by-symbol migration. The migration is planned to begin on ~~February~~ June 1, 2023 on a symbol-by-symbol basis. It is anticipated that all symbols will be migrated to the Ocean platform by ~~February 22~~ June 9, 2023. The tentative schedule of symbol transition is as follows: ~~February 1, 2023 – ZXZZT; February 7, 2023 – SHPW; February 13, 2023 – Symbols beginning with Q; February 14, 2023 – Symbols beginning with O, P, or R; February 15, 2023 – Symbols beginning with I, J, K, or L; February 16, 2023 – Symbols beginning with A, B, C, D, E, or F; February 17, 2023 – Symbols beginning with G, H, M, N, S, or T; February 22, 2023 – Symbols beginning with U, V, W, X, Y, or Z~~ June 1, 2023 – Symbols beginning with Q; June 5, 2023 – Symbols beginning with I, J, K, L, O, P, or R; June 9, 2023 – Symbols beginning with A, B, C, D, E, F, G, H, M, N, S, T, U, V, W, X, Y, or Z. This rollout schedule is subject to change. The latest updates and up to date information on the migration of symbols are available at https://www.barx.com/eqdisclosures.html.

LX utilizes Equinix as the provider of the co-location services. As discussed in Part III, Item 23, LX utilizes Exegy for market data for symbols traded on the Barclays technology platform during the migration to Ocean. Additionally, the Barclays platform has the ability to failover to market data feeds provided by the SIP. For symbols traded on the Ocean platform, direct market data feeds are sourced as set forth in Part III, Item 23, for those markets where Ocean does not have direct market data feeds, Ocean utilizes the Securities Information Processors ("SIP") for market data. Broadridge Business Process Outsourcing LLC ("Broadridge") provides clearance and settlement services for Barclays including in respect of executions that take place in LX as further described in Part III, Item 22.

The following list outlines the key differences in functionality and operation between the Barclays and Ocean platforms:

- When a client sends an invalid "replace" message, the Barclays-hosted matching engine will reject the invalid message and maintain the prior order on the book whereas the Ocean-hosted platform will reject the invalid message and also cancel the prior order.
- On the Barclays platform, if the order quantity is set to a value less than the MinQty for an order, the order will be rejected. However, on the Ocean platform, rather than reject the order in this scenario, the order may still be accepted into the order book if the subscriber is setup to have the leaves quantity on an order become the minimum quantity.
- If a subscriber submits a Firm Up IOC order and there is only sufficient volume available on the engine at that time to partially fill the order, the Barclays platform will complete the partial fills available and continue to let the IOC seek additional eligible firm-up volume until the timer ends, at which time the remainder would then be cancelled. Unlike the Barclays platform, the Ocean platform will cancel the Firm Up IOC instantly once it has determined that there are no longer any firm up orders to execute against.
- The Barclays platform allows a subscriber to change the side of market and/or order capacity (agent/principal) between their conditional order and the related firm up order; the Ocean platform, on the other hand, will reject the firm up order if either of these attributes are different from the related conditional order.
- Where a conditional order is submitted and there are multiple conditional orders on the opposite side with which the new order could potentially trade, the Barclays-hosted platform will

send conditional invites to all eligible contra orders and will utilize the same matchID. On the Ocean platform, this scenario would result in only one conditional invite being sent to the contra order with first priority. Should there be a failure to firm-up the match, a new conditional order would need to be entered and a new conditional invite would be sent to the then resting contra conditional order with priority; there is no ability for Ocean to send multiple conditional invites for a single conditional order.

- While both platforms will accept orders outside of the LULD bands, where the market is in a Straddle State, the Barclays-hosted platform allows for executions where the calculated crossing price is inside the LULD bands while the Ocean-hosted platform pauses all matching.